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09056785

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSENBLATT SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 BROAD STREET - 26TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH C. GAWRONSKI 212-607-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROY A. ABRAMOWITZ & CO.
(Name – *if individual, state last, first, middle name*)

230 WEST 41ST STREET - 15TH FLOOR	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

SEC Mail Processing Section
[redacted]
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, JOSEPH C. GAWRONSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROSENBLATT SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 2010

Robin Richel
Notary Public

Signature

PRESIDENT & CHIEF OPERATING OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROY A. ABRAMOWITZ, C.P.A.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: 212-398-8100
FAX: 212-398-8120
CT OFFICE: 646-250-7238
E-MAIL: rafinancial@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Rosenblatt Securities Inc.

We have audited the accompanying statement of financial condition of Rosenblatt Securities Inc. (the Company) (an S Corporation) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rosenblatt Securities Inc as of December 31, 2008 in conformity with generally accepted accounting principles.

Roy A. Abramowitz & Co.
New York, New York
New Canaan, Connecticut
February 26, 2009

230 WEST 41ST STREET, 15TH FLOOR, NEW YORK, NY 10036
27 PINE STREET, SUITE 100, NEW CANAAN, CT 06840

ROSENBLATT SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash & cash equivalents	$ 1,009,004
Receivable from broker-dealers and clearing organization	663,848
Due from non-affiliated company	3,890
Investment in RSI Europe Ltd	72,078
Furniture and equipment, net of accumulated depreciation of $1,171,269	576,208
Loans receivable - employees	184,524
Security deposits	609,902
Prepaid expenses	64,427
TOTAL ASSETS	$ 3,183,881

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 914,689
Accrued expenses	54,258
Payable to clients	112,026
Bonuses payable	1,615,194
TOTAL LIABILITIES	$ 2,696,167
Stockholders' equity:	
Common stock, $1.00 par value, 20,000 shares authorized, 2,500 shares issued and outstanding	2,500
Undistributed profits	485,214
TOTAL SHAREHOLDERS' EQUITY	$ 487,714
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,183,881

The accompanying notes are an integral part of the financial statements.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Rosenblatt Securities Inc. (RSI), was established in 1979 as a New York Corporation, and is a registered broker-dealer with the Securities and Exchange Commission, a member of the New York Stock Exchange (NYSE), the Financial Industry Regulatory Authority (FINRA), NYSEArca, Nasdaq, the International Securities Exchange, the ISE Stock Exchange, the National Futures Association (NFA) and most of the major ECN's and independent crossing networks. RSI is an agency-only execution boutique. The firm represents traditional institutions, quants and portfolio trading customers in the listed and over-the-counter markets both through its trading desk and by direct access to the NYSE trading floor, a service that it pioneered in the late 1980's. With seven trading licenses on the New York Stock Exchange the Company has complete floor coverage to complement its state of the art upstairs trading facility. RSI has been at the forefront of embracing automation to enhance trading efficiency and the self sufficiency of the buy-side, from creating DOT for non-member firms nearly twenty years ago to offering DMA for ECN access and sophisticated algorithmic tools today. The Company formed a subsidiary corporation in Ireland, with an office in Dublin, in 2003, to function as an introducing broker in an effort to expand its customer base to the European Union and started an international trading desk in New York in 2007. RSI also utilizes its expertise with the market structure, operations and policies of the New York Stock Exchange and other exchanges and ECN's to render consulting services and provide analysis to customers with regard to such matters.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Commission revenue and related expenses are recorded on a settlement-date basis. Revenues and expenses would not be materially different if reported on a trade basis.

(B) Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on an accelerated basis or straight line basis over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on the life of the leasehold. Depreciation and amortization expense would not be materially different if calculated using the straight-line basis only. For the year 2008 $240,316 of acquisitions and leasehold improvements were made for the upstairs trading facility and administrative offices. All new acquisitions are depreciated on the straight line basis.

(C) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(E) Pursuant to SFAS 115, par. 13 as amended by SFAS 130, par. 33 unrealized gains and losses on trading securities would be included in earnings. The Company had no unrealized gain or loss on "available for sale securities".

(F) The investment in RSI Europe Ltd, the offshore subsidiary, is shown as an asset pursuant to the equity method of accounting. RSI has a 85% ownership interest in RSI Europe Ltd. Any annual unrealized gain or loss resulting from foreign currency transactions are included in net income.

(G) The Company's Anti-Money Laundering Program (AMLP) is currently being audited pursuant to Section 352 of the USA Patriot Act of 2001 (Act). The audit is being conducted by another firm of independent Certified Public Accountants in accordance with Statement on Standards for Consulting Services issued by the American Institute of Certified Public Accountants. The audit is for the period January 1, 2008 through December 31, 2008. In prior years the independent firm of Certified Public Accountants attested that the Company's AMLP met the standards set forth in Section 352 of the Act.

(H) Nearly all customers of RSI are handled on a DVP-RVP basis. Nearly all of RSI's customers have separate bank accounts at banks and other custodial institutions which handle receipt and payment of funds and receipt and delivery of securities. As an introducing broker, RSI does not carry, accept or handle customer funds or securities. All instructions or transactions for the processing of funds or securities are transmitted to or through RSI's clearing firm.

(I) Since the company is an S Corporation all profits and losses flow through to the shareholders.

(J) The $95,000 letter of credit to Vornado Realty Trust (the Company's landlord) is not recorded on the balance sheet and is not considered in the computation of the Company's net capital requirements.

NOTE 3: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATION

The receivable from other brokers represents commissions receivable from broker\dealers for whom the Company has executed trades primarily on the floor or via the automated systems of the New York Stock Exchange during December 2008 and received in January 2009.

The receivable from clearing broker represents commissions receivable from the clearing broker for trades executed by the Company on behalf of its customers and cleared through the clearing broker during December 2008 and received in January 2009.

In the normal course of business the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 4: ESCROW DEPOSIT

During 2008 the Company entered into agreements with two clearing firms. The Company has made escrow (security) deposits in the amount of $609,902 during 2008 with the clearing firms.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 5: INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Law (Article 22 §660 (A)).

Accordingly, no provision has been made for Federal and state income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s). However, New York State imposes a franchise tax based upon the difference between the maximum rate of personal income tax and the article 9A corporate rate. The tax provision for 2008 is $ 2,686. Estimated tax payments in the amount of $ 2,686 were made during the year 2008.

The New York City Administrative Code does not recognize S Corporation status and imposes an alternative tax computed on approximately 30% of net income or loss plus an add-back of officer's compensation, for officer\shareholders owning more than 5% of the Company's outstanding stock. New York City income tax of $ 58,535 was paid during 2008.

NOTE 6 COMMITMENTS

The Company entered into a amended lease on March 20, 2003 pertaining to its office space at 20 Broad Street, 26th Floor, New York, New York 10005. The lease term was to expire on March 31, 2008. On August 25, 2006 the Company entered into the third amendment of the lease which granted it the right to surrender the current premises and lease other, larger, premises (new premises) on the same floor in the same office building.

The term of the amendment was for five years from the anniversary of the new premises rent commencement date. On May 21, 2008 the Company entered into the "Fourth Amendment of Lease" in which it rented the previously surrendered premises in addition to the new premises. The lease was extended until May 21, 2013.

The annual rent for the additional space is payable in advance in equal monthly installments of $10,657.25. Pursuant to the amended lease RSI was granted a rent holiday on the additional space through October 21, 2008. This rent is in addition to the rent payable on the new premises.

The annual rent for the new premises is payable in advance in equal monthly installments of $17,701.33 through February 29, 2012. Commencing on March 1, 2012 and ending on the new expiration date the annual rent will escalate to $25,998.83 per month. Future minimum annual payments required as of December 31, 2008 over the term of the current lease for the combined premises are as follows:

Year	Rental Amount
2009	$ 340,302.96
2010	340,302.96
2011	340,302.96
2012	423,278.96
2013	362,076.24
Total	$ 1,806,264.08

The landlord set up an "Additional Space Tenant Fund" in the amount of $163,260 to reimburse the Company for alterations it incurred to prepare the additional space for initial occupancy and $10,000 for the costs incurred for alterations to upgrade the core restrooms. The Company was allowed to use up to fifteen percent of the fund for other than "hard" construction costs such as architect and engineer fees, permit fees, expediter fees and designer fees.

Pursuant to a "Services and Cost Sharing Agreement" entered into with Penserra Securities LLC the Company receives $1,989 in monthly rents (see Note 8).

In addition the Company set up a $95,000 Standby Letter of Credit in favor of its Landlord in lieu of a deposit.

During the calendar year 2008 the Company maintained seven trading licenses with the NYSE. The annual price for each trading license was set at approximately $40,000 per year for 2008. Trading licenses are renewed each year. Trading license fees are billed monthly and prospectively. For the year 2009 the annual fee for a trading license is $40,000. Since the Company has seven trading licenses, the future minimum annual payment for 2009 is $280,000.

NOTE 7: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission, and Regulation 1.17 under the Commodity Futures Trading Act. Since the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v), net capital is computed pursuant to subparagraph (a)(2)(vi) which requires that net capital as defined, shall be at least the greater of $45,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2008, the Company had net capital of $1,195,965 which exceeded the minimum net capital requirements computed pursuant to SEC Rule 15c3-1 of $179,745 by $1,016,220.

Minimum net capital pursuant to CFTC Rule 1.17 is $179,745. As of December 31, 2008 the Company's net capital exceeded the minimum net capital requirements computed pursuant to CFTC Rule 1.17 by $1,016,220.

All customer transactions (i.e., transactions with persons other than broker\dealers) are cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission or Regulation 1.16 under the Commodity Futures Trading Act.

NOTE 8 RELATED PARTY TRANSACTION

The Company entered into a "Services and Cost-Sharing Agreement" with Penserra Securities LLC a New York Limited Liability Company with certain members in common on November 30, 2007. Pursuant to the agreement Penserra will rent facilities of Rosenblatt Securities located at 20 Broad Street in New York City and utilize certain administrative and other services in compliance with FINRA Notice to Members 03-63. The agreement can be terminated with 90 days written notice. At December 31, 2008 the monthly rent was fixed at $1,989 with a fee for technology and administrative support of $1,500 a quarter. Other expenses include payment for data consulting, use of personnel and allocated health insurance.